Exhibit 99.1

Fang Announces First Quarter 2019 Results

BEIJING, June 17, 2019 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) (“Fang” or “we”), a leading real estate Internet portal in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter 2019 Highlights

•	Total revenues were $51.9 million.
•	Operating loss was $2.0 million. Non-GAAP income from operations was $0.04 million. A description of the adjustments from GAAP to non-GAAP operating income is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Net income attributable to Fang's shareholders was $13.4 million, which was primarily due to gains from the change in fair value of equity securities of $32.1 million, offset by the income tax expense of $12.6 million and interest expenses of US$6.0 million. Earnings per ADS was $0.03.
•	Non-GAAP net loss attributable to Fang's shareholders was $9.9 million. Non-GAAP net loss per ADS was $0.03. A description of the adjustments from GAAP net income to non-GAAP net loss attributable to Fang's shareholders and fully diluted income per ADS is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.
•	Adjusted EBITDA was $6.9 million. A description of the adjustments from GAAP net income to Adjusted EBITDA is detailed in the table captioned “Reconciliation of GAAP and Non-GAAP Results” following this press release.

“China Index Holdings (NASDAQ: CIH) was successfully spun off from Fang and listed on NASDAQ,” commented Mr. Jian Liu, CEO of Fang. “Fang will now focus more on its core internet advertising, listing, and leads business lines which are expected to grow for the year of 2019.”

Fang completed the separation of its wholly-owned subsidiary, China Index Holdings Limited (“CIH”) on June 11, 2019, and the presentation of Fang’s unaudited financial results for the first quarter ended March 31, 2019 in this press release does not take into account the separation of CIH and its associated business and results of operations.

First Quarter 2019 Results

Revenues

Fang reported total revenues of $51.9 million in the first quarter of 2019, a decrease of 19.8% from $64.7 million in the corresponding period of 2018, mainly due to the decline in revenues from listing and e-commerce services.

Revenue from marketing services was $17.2 million in the first quarter of 2019, which was stable compared to $17.3 million in the corresponding period of 2018.

Revenue from listing services was $21.4 million in the first quarter of 2019, a decrease of 20.1% from $26.7 million in the corresponding period of 2018, caused by the decreased number of paying members of listing services.

Revenue from value-added services was $8.7 million in the first quarter of 2019, an increase of 3.1% from $8.4 million in the corresponding period of 2018.

Revenue from financial services was $3.5 million in the first quarter of 2019, a decrease of 30.8% from $5.1 million in the corresponding period of 2018, mainly due to the decrease in average loan receivable balances.

Revenue from e-commerce services was $1.1 million in the first quarter of 2019, a decrease of 84.9% from $7.2 million in the corresponding period of 2018, primarily due to Fang's transformation back to a technology-driven open platform model.

Cost of Revenue

Cost of revenue was $11.5 million in the first quarter of 2019, a decrease of 44.4% from $20.6 million in the corresponding period of 2018, primarily due to optimization in our cost structure.

Operating Expenses

Operating expenses were $42.4 million in the first quarter of 2019, a decrease of 11.8% from $48.0 million in the corresponding period of 2018.

Selling expenses were $18.6 million in the first quarter of 2019, an increase of 12.9% from $16.4 million for the corresponding period of 2018, primarily driven by an increase in advertising and promotional expenses.

General and administrative expenses were $23.9 million in the first quarter of 2019, a decrease of 24.0% from $31.5 million for the corresponding period of 2018, caused by decrease in bad debts and staff costs.

Operating Loss

Operating loss was $2.0 million in the first quarter of 2019, compared to operating loss of $3.9 million in the corresponding period of 2018, caused by the decline of operating expenses.

Change in fair value of securities

Change in fair value of securities for the first quarter of 2019 was a gain of $32.1 million, compared to a loss of $42.2 million in the corresponding period of 2018, and the fluctuation was due to the increase in the market price of investment in equity securities.

Income Tax Expenses

Income tax expenses were $12.6 million in the first quarter of 2019, compared to income tax benefit of $4.2 million in the corresponding period of 2018.

Net Income/Loss and EPS

Net Income attributable to Fang's shareholders was $13.4 million in the first quarter of 2019, compared to net loss of $44.9 million in the corresponding period of 2018. Income per ordinary share and ADS were $0.15 and $0.03 in the first quarter of 2019, compared to loss of $0.51 and $0.10, respectively, in the corresponding period of 2018.

Adjusted EBITDA

Adjusted EBITDA, defined as GAAP net income before share-based compensation, investment income, realized gain on sale available-for-sale securities change in fair value of securities, income taxes, interest expenses, interest income and depreciation and amortization, was $6.9 million in the first quarter of 2019, compared to the $7.1 million in the corresponding period of 2018.

Cash

As of March 31, 2019, Fang had cash and cash equivalents, restricted cash (current and non-current) and short-term investments of $477.1 million, compared to $463.6 million as of December 31, 2018.

Business Outlook

Based on current operations and market conditions, Fang’s non-GAAP net income is expected to be profitable for the fiscal year ending December 31, 2019. These estimates represent management's current and preliminary view, which are subject to change.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP income from operations, (2) non-GAAP net loss, (3) non-GAAP basic and diluted loss per ordinary share and per ADS, and (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Fang believes that these non-GAAP measures help identify underlying trends in Fang's business that could otherwise be distorted by the effect of the change in fair value of equity securities, and the expenses and gains that Fang includes in income from operations and net income. Fang believes that these non-GAAP measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Fang’s management in its financial and operational decision-making. A limitation of using these non-GAAP financial measures is that share-based compensation, investment income, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring item that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Toll-Free/Local Toll:

United States	+1 866-519-4004 / +1 845-675-0437
Hong Kong	+852 800-906-601 / +852 3018-6771
Mainland China	+86 800-819-0121 / +86 400-620-8038
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on June 17, 2019 through 9:59 AM ET June 25, 2019. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:

United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	2266449

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, financial and value-added services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 65 offices to focus on local market needs and its website and database contains real estate related content covering 658 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang's control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation back to a technology-driven Internet platform and the impact of current and future government policies affecting China's real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang's filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Mr. Zijin Li
Acting CFO
Phone: +86-10-5631 8805
Email: lizijin.bj@fang.com

Ms. Jessie Yang
Investor Relations Director
Phone: +86-10-5631 8805
Email: jessieyang@fang.com

Fang Holdings Limited
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except share data and per share data)

ASSETS	March 31,	December 31,
	2019	2018
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	198,894	195,108
Restricted cash, current	250,203	245,474
Short-term investments	21,480	16,043
Accounts receivable, net	57,877	60,950
Funds receivable	6,677	5,474
Prepayment and other current assets	29,513	27,995
Commitment deposits	195	191
Loans receivable, current	103,445	117,602
Total current assets	668,284	668,837
Non-current assets:
Property and equipment, net	735,187	728,312
Land use rights	33,574	33,153
Loans receivable, non-current	4,424	6,249
Deferred tax assets	2,010	2,202
Deposits for non-current assets	490	902
Restricted cash, non-current portion	6,496	6,990
Long-term investments	412,397	373,233
Other non-current assets	10,978	4,558
Total non-current assets	1,205,556	1,155,599
Total assets	1,873,840	1,824,436

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	296,987	297,811
Deferred revenue	170,370	163,346
Accrued expenses and other liabilities	128,233	131,268
Customers’ refundable fees	3,448	3,976
Income tax payable	3,160	4,493
Amounts due to a related party	-	19
Total current liabilities	602,198	600,913
Non-current liabilities:
Long-term loans	122,474	123,215
Convertible senior notes	253,778	254,435
Deferred tax liabilities	105,658	97,578
Other non-current liabilities	162,342	153,095
Total non-current liabilities	644,252	628,323
Total Liabilities	1,246,450	1,229,236

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2018 and March 31, 2019: 72,069,645 and 72,069,645; outstanding shares as of December 31, 2018 and March 31, 2019: 65,004,587 and 65,356,951	9,286	9,286
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2018 and March 31, 2019, respectively	3,124	3,124
Treasure stock	(129,801)	(136,615)
Additional paid-in capital	513,019	517,802
Accumulated other comprehensive income	(59,078)	(75,837)
Retained earnings	290,146	276,746
Total Fang Holdings Limited shareholders' equity	626,696	594,506
Non controlling interests	694	694
Total equity	627,390	595,200
TOTAL LIABILITIES AND EQUITY	1,873,840	1,824,436

Fang Holdings Limited
Condensed Consolidated Statements of Comprehensive Income
(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2019	2018
	(Unaudited)	(Unaudited)
Revenues:
Marketing services	17,249	17,326
Listing services	21,352	26,738
Value-added services	8,706	8,443
Financial services	3,499	5,053
E-commerce services	1,081	7,168
Total revenues	51,887	64,728

Cost of Revenues:
Cost of services	(11,451)	(20,592)

Gross Profit	40,436	44,136

Operating expenses and income:
Selling expenses	(18,568)	(16,442)
General and administrative expenses	(23,925)	(31,467)
Other income (loss)	104	(140)

Operating Loss	(1,953)	(3,913)
Foreign exchange loss	(262)	(3)
Interest income	1,699	2,645
Interest expense	(6,045)	(5,485)
Investment income	5	102
Realized gain on sale of available-for-sale securities	299	-
Change in fair value of securities	32,050	(42,243)
Government grants	235	215
Other non-operating loss	1	(370)
Income (loss) before income taxes and noncontrolling interests	26,029	(49,052)
Income tax expenses
Income tax (expenses) benefits	(12,629)	4,176
Net income (loss)	13,400	(44,876)
Net loss attributable to noncontrolling interests	-	-
Net income (loss) attributable to Fang Holdings Limited shareholders	13,400	(44,876)
Earnings per share for Class A and Class B ordinary shares:
Basic	0.15	(0.51)
Diluted	0.15	(0.51)
Earnings per ADS:
Basic	0.03	(0.10)
Diluted	0.03	(0.10)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,688,711	88,730,798
Diluted	90,632,307	88,730,798
Weighted average number of ADSs outstanding:
Basic	448,443,554	443,653,988
Diluted	453,161,533	443,653,988

Fang Holdings Limited
Reconciliation of GAAP and Non-GAAP Results
( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	March 31,	March 31,
	2019	2018
GAAP loss from operations	(1,953)	(3,913)
Share-based compensation expense	1,991	4,499
Non-GAAP income from operations	38	586

GAAP net income (loss)	13,400	(44,876)
Reconciliation items:
Share-based compensation	1,991	4,499
Investment income	(5)	(102)
Realized gain on sale of available-for-sale securities	(299)	-
Change in fair value of securities	(32,050)	42,243
Subtotal	(16,963)	1,764

Tax impact of reconciliation items	7,073	(11,116)

Non-GAAP net income	(9,890)	(9,352)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.15	(0.51)
Diluted	0.15	(0.51)
GAAP earnings per ADS:
Basic	0.03	(0.10)
Diluted	0.03	(0.10)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	(0.11)	0.02
Diluted	(0.11)	0.02
Non-GAAP earnings per ADS
Basic	(0.02)	0.00
Diluted	(0.02)	0.00
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	89,688,711	88,730,798
Diluted	90,632,307	88,730,798
Weighted average number of ADSs outstanding:
Basic	448,443,554	443,653,988
Diluted	453,161,533	443,653,988

GAAP net income (loss)	13,400	(44,876)
Add back:
Share-based compensation expense	1,991	4,499
Interest expense	6,045	5,485
Income tax expenses (benefits)	12,629	(4,176)
Depreciation and amortization expenses	6,931	6,703
Subtract:
Interest income	(1,699)	(2,645)
Investment income	(5)	(102)
Realized gain on sale of available-for-sale securities	(299)	-
Change in fair value of securities	(32,050)	42,243
Adjusted EBITDA	6,943	7,131